Robert D. Africk

Chief Financial Officer, Target Arm Inc. | Investment Banker | Capital Strategy Executive

Stamford, Connecticut, United States

Current Executive Leadership

Target Arm Inc.
Chief Financial Officer
2025 - Present

TrueNorth Capital Partners
Managing Director
2009 - Present

Core Expertise

Corporate finance & strategy
Capital formation
M&A and strategic transactions
Investor relations
Public & private offerings
Federal contracting
Energy & industrials
Board-level financial advisory

Education

New York University
MBA, Finance

Bucknell University
Bachelor's Degree

Credentials

FINRA Series 7
FINRA Series 63
FINRA Series 79

SENIOR FINANCIAL EXECUTIVE WITH DEEP EXPERIENCE IN CAPITAL FORMATION, M&A, INVESTOR RELATIONS & CORPORATE STRATEGY

Robert D. Africk is a senior finance executive and investment banker with more than four decades of experience spanning corporate finance, mergers and acquisitions, capital raising, strategic advisory and operating finance. He has served as lead banker and financial advisor on public and private transactions valued at more than $40 billion, working with early-stage, growth and mature companies across a broad range of industries.

As Chief Financial Officer of Target Arm Inc., Africk leads financial strategy, capital raising and investor relations as the company scales its autonomous robotics and drone-enablement technologies across U.S. Government and commercial markets. He brings institutional finance discipline to the company's commercialization, growth planning and capital structure.

His career combines senior investment banking leadership with direct corporate finance experience. He has held leadership roles at TrueNorth Capital Partners, Westbury Group, Jesup & Lamont Securities, Blaylock & Partners, Fieldstone and Prudential Securities, and began his career at Exxon Corporation, where he rose to Assistant Treasurer of Exxon's funding arm.

Selected Executive Leadership

Target Arm Inc.
Chief Financial Officer

2025 - Present | Connecticut

Leads financial strategy, capital formation, investor relations and financial planning for a dual-use autonomous robotics company serving defense and commercial markets. Focused on securing growth capital, building a resilient financial structure and supporting rapid commercialization and scale.

TrueNorth Capital Partners LLC
Managing Director

2009 - Present | Stamford, Connecticut

Senior investment banker advising U.S. and international clients on mergers and acquisitions, private capital raising and strategic transactions. Has advised early-stage, growth and mature companies across energy, financial services, federal contracting, media, consumer products and industrial sectors.

Selected Leadership Impact

• Completed and advised on M&A and public and private capital-raising transactions valued in excess of $40 billion.

• Brings deep transaction experience across debt, equity, private placements, public offerings, leveraged buyouts, divestitures and strategic combinations.

• Combines investor-facing credibility with corporate finance experience developed at Exxon and across senior Wall Street leadership roles.

• Provides Target Arm with senior financial leadership focused on capital access, investor value, disciplined scaling and long-term strategic growth.

Transaction & Market Perspective

Mergers & acquisitions
Private placements
Public offerings
Leveraged buyouts
Divestitures
Fairness opinions
Strategic alternatives
Cross-border advisory

Industry Experience

Energy
Federal contracting
Financial services
Industrials
Media & telecom
Consumer products
Technology
Healthcare

Governance & Risk

Operating Committee
Capital Commitment Committee
Risk Management Committee
Fairness Opinion Committee
Senior client relationship lead

Investment Banking & Corporate Finance Leadership

Westbury Group LLC
Managing Director

2006 - 2009 | Westport, Connecticut

Advised middle-market companies on M&A, financing and strategic transactions at a boutique investment bank before joining TrueNorth Capital Partners.

Jesup & Lamont Securities
Senior Managing Director & Head of Investment Banking

Senior leadership role

Led investment banking activities and advised corporate clients on capital formation and strategic transactions.

The Imprimis Group
Founder

Boutique investment banking firm

Founded and led an advisory firm focused on mergers and acquisitions and private placements.

Blaylock & Partners
Senior Managing Director; Head of Investment Banking & Syndicate

Senior management

Led investment banking and syndicate functions at an institutionally focused investment bank. Served on the Operating Committee, Capital Commitment Committee and Risk Management Committee.

Fieldstone
Head of Oil & Gas Group

Project finance

Led the firm's oil and gas advisory practice, bringing sector expertise in project finance and complex energy transactions.

Prudential Securities Incorporated
Managing Director; Head of Energy M&A

11-year tenure

Held senior roles in Energy Investment Banking, including responsibility for client relationships, business development and execution of corporate finance transactions. Served on the firm's Fairness Opinion Committee reviewing transactions across multiple industries.

Exxon Corporation
Corporate Finance; Assistant Treasurer of Exxon Funding Arm

8-year tenure

Built an operating finance foundation inside a global energy company, including treasury and funding responsibilities, before transitioning to investment banking.

Board-Level Financial Perspective

• Capital markets judgment shaped by decades advising companies through growth, financing, strategic alternatives and liquidity events.

• Experience assessing transaction value, financing structures, risk, investor expectations and strategic tradeoffs across multiple market cycles.

• Particularly relevant to growth-stage technology companies preparing for institutional capital, strategic partnerships and scaled commercialization.